Exhibit - h



                           Reimbursement Agreements

At present the Frank Value Fund has no plans for compensating officers and directors of the corporation. As the Fund grows in total assets, the Board of Directors may pay directors' travel expenses and compensate officers and dir-ectors of the corporation commensurate with their duties.

The Fund has no plans to compensate officers, employes and directors who are affiliated with the Investment Adviser except indirectly through payment of the management fee.









































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